UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2006

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No X

TABLE OF CONTENTS

Notice related to trading of Benetton shares by the C.O.O.

CONSOB Regulations on Issuers: ANNEX 6

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. DECLARER
1.1 PERSONAL DATA
FAMILY NAME	CHIAROLANZA			FIRST NAME	BIAGIO
1.2. NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.2) SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER

								Y
2. ISSUER
CORPORATE NAME	BENETTON GROUP S.P.A.					TAX CODE	00193320264
3. PARTY WHICH EXECUTED THE TRANSACTION
3.1. REASON FOR RESPONSABILITY TO NOTIFY
RELEVANT PERSON								Y
3.2 PERSONAL DATA[1]
FAMILY NAME	CHIAROLANZA		FIRST NAME			BIAGIO
4. TRANSACTIONS
SEZIONE A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND
DATE	TYPE OF TRANSACTION[2]	ISIN CODE[3]	NAME OF SECURITY	TYPE OF FINANCIAL INSTRUMENT [4]	QUANTITY	PRICE (in Euro) [5]	VALUE (in Euro)	DESCRIPTION OF TRANSACTION[6]
OCT. 13, 2006	V	IT0003106777	BENETTON GROUP	AZO	116,434	14.7036	1,711,998.96	MERC-SO
TOTAL AMOUNT SECTION A (in Euro) 1,711,998.96

1 Not to fill if the person which executed the transaction is the same as section 1.1

2 Indicate the type of transaction, even if executed through the exercise of associated financial instruments

A= purchase

V= sale

S= subscription

X= exchange

3 ISIN code must be indicated whenever the financial instrument received that code from an appointed international agency (e.g. UIC for Italy)

4 Indicate the financial instrument involved in the transaction:

AZO = ordinary shares

AZP = preference shares

AZR = saving shares

QFC = units of closed-end funds

EQV = other financial instruments, equivalent, or representative of shares

OBCV = convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares

5 In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0,99, whereas for a bond negotiated above the par value at a price of 101 indicate 1,01).

6 Indicate the origin of the transaction:

MERC-IT = transaction over Italian regulated market

MERC-ES = transaction over foreign regulated markets

FMERC = off-market transaction and blocks

CONV = conversion of convertible bonds or exchange of debt financial instruments for shares

MERC-SO = transaction over regulated market concurrent to exercise of stock option - stock grant

ESE-DE = exercise of derivatives or settlement of other derivatives (future, swap)

ESE-DI = exercise of rights (warrant/covered warrant/securitised derivatives/rights)